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         Goldman, Sachs & Co. | 85 Broad Street | New York, New York 10004
         Tel: 212-902-1000 | Fax: 212-357-4449

                                                                         Goldman
                                                                         Sachs

PERSONAL AND CONFIDENTIAL

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May 5, 1997

Board of Directors
Vivra Incorporated
1850 Gateway Drive, Suite 500
San Mateo, CA 94404

Gentlemen and Madame:

You have requested our opinion as to the fairness to the holders of the outstanding shares of Common Stock, par value $0.01 per share (the "Shares"), of Vivra Incorporated (the "Company") of the $35.62 per Share to be received by the holders of Shares pursuant to the Agreement and Plan of Merger dated as of May 5, 1997 among Incentive AB ("Parent"), Gambro Healthcare Acquisition Corp., an indirect wholly owned subsidiary of Parent ("Purchaser"), and the Company (the "Parent Agreement"). The Company has also entered into an Agreement and Plan of Reorganization (the "VSP Agreement") dated as of May 5,1997 by and between VSP Holdings, Inc. ("Acquiror"), VSP Acquisition Inc., a wholly owned subsidiary of Acquiror ("Merger Sub"), VSP Holdings II, Inc. ("Acquiror II"), Vivra Specialty Partners, Inc., a subsidiary of the Company ("VSP"), and the Company pursuant to which the Company has agreed that Merger Sub will be merged into VSP and all of the shares of Vivra Heart Imaging, Inc. owned by the Company will be sold to Acquiror II (the Parent Agreement and the VSP Agreement are referred to herein as the "Agreements").

The Parent Agreement provides for a tender offer by Purchaser for all of the Shares (the "Tender Offer") pursuant to which Purchaser will pay $35.62 per Share in cash for each Share accepted, following completion of which the Purchaser will be merged into the Company (the "Parent Merger") and each outstanding Share (other than Shares already owned by Parent or Purchaser) will be converted into the right to receive $35.62 in cash. The closing of the merger contemplated by the VSP Agreement is a condition to the closing of the Tender Offer.

Goldman, Sachs & Co., as part of its investment banking business, is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. We are familiar with the Company having acted as its financial advisor in connection with the Parent Agreement. We also have provided certain investment banking services to Parent from time to time including having acted as the financial advisor to Parent in its tender offer for outstanding shares of Gambro AB in March 1996 and may provide investment banking services to Parent in the future. In addition, we have provided certain investment banking services from time to time to Investor AB ("Investor") a significant shareholder of Parent including having acted as co-manager in the underwriting of $200 million of 6.125% bonds of Investor in January 1994 and as co-manager in the underwriting of ECU
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Vivra, Incorporated
May 5,1997
Page Two

100 million of 7.25% convertible securities of Investor in June 1992 and may provide investment banking services to Investor in the future. Goldman, Sachs & Co. is a full service securities firm and in the course of our normal trading activities we have accumulated a net short position, as of the date hereof, of 18,600 B-shares, par value SEK 5 per share, of Parent.

In connection with this opinion, we have reviewed, among other things, the Agreements; Annual Reports to Stockholders and Annual Reports on Form 10-K of the Company for the five fiscal years ended November 30,1996; certain interim reports to stockholders and Quarterly Reports on Form 10-Q; certain other communications from the Company to its stockholders; and certain internal financial analyses and forecasts for the Company prepared by its management. We have held discussions with members of the senior management of the Company regarding its past and current business operations, financial condition and future prospects, including the risks and uncertainties in achieving the forecasts provided by the Company. We have, with your consent, taken such risks and uncertainties into account for purposes of rendering our opinion. In addition, we have reviewed the reported price and trading activity for the Shares, compared certain financial and stock market information for the Company with similar information for certain other companies the securities of which are publicly traded, reviewed the financial terms of certain recent business combinations in the healthcare industry specifically and in other industries generally and performed such other studies and analyses as we considered appropriate.

We have relied upon the accuracy and completeness of all of the financial and other information reviewed by us and have assumed such accuracy and completeness for purposes of rendering this opinion. Our opinion is expressed only with respect to the $35.62 per share to be received by holders of Shares in respect of the sale of the Company, as a whole. In addition, we have not made an independent evaluation or appraisal of the assets and liabilities of the Company or any of its subsidiaries and we have not been furnished with any such evaluation or appraisal. Our advisory services and the opinion expressed herein are provided for the information and assistance of the Board of Directors of the Company in connection with its consideration of the transaction contemplated by the Parent Agreement and such opinion does not constitute a recommendation as to whether or not any holder of Shares should tender into the Tender Offer or vote in favor of the Parent Merger.

Based upon and subject to the foregoing and based upon such other matters as we consider relevant, it is our opinion that as of the date hereof the $35.62 per Share to be received by the holders of Shares pursuant to the Parent Agreement is fair to such holders.

Very truly yours,


/s/ GOLDMAN, SACHS & CO.
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(GOLDMAN, SACHS & CO.)